EXHIBIT 99.13
Notice to ASX/LSE

28 February 2022

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR/KMP to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Rio Tinto Performance Share Plan 2013 ("PSP")

The PSP is a performance based share plan which provides participants with a conditional right (known as a Performance Share Award or PSA) to receive Rio Tinto plc or Rio Tinto Limited shares, subject to performance conditions being met.

The PSA granted in 2017 is subject to two performance conditions. Two thirds of the award is subject to Total Shareholder Return (TSR) performance and the remaining third to an Earnings based measure of Relative EBIT Margin. The TSR part of the award vested on 24 February 2022. The remaining third of the PSA granted in 2017 will vest on 31 May 2022 once the relative EBIT margin performance has been established.

On 24 February 2022, the following PDMR/KMP received their vested PSA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	Conditional Award Granted	TSR Vest Portion	No: of Shares Lapsed	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of Transaction
Rio Tinto plc shares	Baatar, Bold	85,174	56,782	0	74,824	35,731	GBP 54.939834	39,093	24/02/2022
Rio Tinto plc shares	Barrios, Alfredo	91,721	61,147	0	80,576	37,168	GBP 54.939834	43,408	24/02/2022
Rio Tinto plc shares	Cunningham, Peter	20,538	13,692	0	18,042	8,616	GBP 54.939834	9,426	24/02/2022
Rio Tinto Limited shares	Kaufman, Sinead	10,989	7,326	0	9,334	4,581	AUD 115.1346	4,753	24/02/2022
Rio Tinto Limited shares	Kaufman, Sinead**	4,848	4,848	0	6,028	2,957	AUD 115.1346	3,071	24/02/2022
Rio Tinto Limited shares	Trott, Simon	8,085	5,390	0	6,867	0	AUD 115.1346	6,867	24/02/2022
Rio Tinto Limited shares	Vella, Ivan	8,149	5,432	0	6,921	1,131	AUD 115.1346	5,790	24/02/2022
*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period.
**This award was granted in 2018 under the 2018 Equity Incentive Plan.

Management Share Awards (“MSA”) granted under the Rio Tinto 2018 Equity Incentive Plan

The MSA provides participants with a conditional right to receive Rio Tinto plc or Rio Tinto Limited shares, subject to continuous employment.

On 24 February 2022, the following PDMR/KMP received their vested MSA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions. All MSA included in this announcement were granted prior to the PDMR/KMP becoming a member of the Executive Committee.

Security	Name of PDMR/KMP	Conditional Award Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of Transaction
Rio Tinto plc shares	Cunningham, Peter	3,244	3,913	1,869	GBP 54.939834	2,044	24/02/2022
Rio Tinto Limited shares	Kaufman, Sinead	3,145	3,710	1,821	AUD 115.1346	1,889	24/02/2022
Rio Tinto Limited shares	Vella, Ivan	2,856	3,369	616	AUD 115.1346	2,753	24/02/2022
*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE Page 2 of 3

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

Notice to ASX/LSE Page 3 of 3